UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Pursuant to the provisions in the section 4.6.3.d).(iv) of the securities note regarding the issuance of mandatory convertible subordinate bonds – December 2011 of BBVA (the “Convertible Bonds”) filed in the official records of the Spanish National Securities Exchange Commission (CNMV) on November 25, 2011, it is reported that the minimum conversion price and the maximum conversion price of the BBVA shares for the purposes of converting the Convertible Bonds has been set at €3.36 and €48.10 respectively, according to the allocation of profits approved by the ordinary general shareholders’ meeting of BBVA held on March 15, 2013, and to the audited and consolidated financial statements of BBVA. The market reference price has been set at €7.424, which corresponds to the arithmetic mean of the closing prices over five trading days prior to the distribution of the dividend of January 10, 2013.

Madrid, March 22, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 22, 2013	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director